Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Frontier Investment Corp. (the “Company”) on Amendment No. 1 to Form S-1 of our report dated April 21, 2021, except for the Surrender of Shares in the first paragraph of Note 8 as to which the date is June 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Frontier Investment Corp. as of March 24, 2021 and for the period from February 23, 2021 (inception) through March 24, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

June 25, 2021